Skadden, Arps, Slate, Meagher & Flom LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

                                         September 4, 2007

VIA EMAIL, HAND DELIVERY AND EDGAR

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Samsonite Corporation
Preliminary Information Statement on Schedule 14C
Filed July 27, 2007
(SEC File No. 0-23214)

Dear Mr. Owings:

We have received your letter dated August 24, 2007 (the “Comment Letter”), containing comments with respect to the above-referenced filing. Samsonite has considered your comments and has authorized us to make on its behalf the responses discussed below. The remainder of this letter provides the text of your comments followed, in each case, by Samsonite’s response. Attached as Annex A to this letter is the text of “The Merger—Background” and “The Merger—Reasons for the Merger” sections of the Preliminary Information Statement, which incorporate amendments made in response to comment numbers 2 through 8 in the Comment Letter.

Concurrently with submitting this response letter, Samsonite is filing today with the Securities and Exchange Commission (the “Commission”) on EDGAR a Preliminary Revised Information Statement on Schedule 14C, reflecting the changes discussed herein. Please note that we have also attached to this letter as Annex B a blacklined draft of the Preliminary Revised Information Statement reflecting cumulative changes to the Preliminary Information Statement, excluding its annexes.

Mr. H. Christopher Owings
September 4, 2007

Capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Revised Information Statement.

Samsonite’s responses to your comments are as follows:

General
1.
Please confirm for us that you will withdraw your registration statement on Form S-1, which you filed originally on May 19, 2006 with the file number 333-13427, if the merger discussed in this information statement closes as anticipated.

Response

We can confirm on Samonsite’s behalf that if the merger closes as anticipated, Samsonite will withdraw its registration statement on Form S-1.

The Merger, page 3

Background, page 3

2.
Please more clearly identify who initiated and participated in the bidder acquisition process and describe the context and nature of each material contact and action. Likewise, please revise to more clearly identify each person in attendance at each meeting. For example, where you state that “principal stockholders,” “senior management,” or “representatives of CVC” performed certain tasks or attended certain meetings, please identify the members of these groups to which you refer.

Response

Please see the Preliminary Information Statement section titled “The Merger—Background”, beginning on page 3, which has been amended and restated in its entirety in accordance with the changes set forth in Annex A attached hereto, including to reflect Samsonite’s response to comment number 2 above.

3.
You state that during the week of May 28, 2007, Merrill Lynch contacted eight potential buyers on your behalf to determine possible interest in an acquisition of you. Please revise to elaborate upon how Merrill Lynch selected the eight potential buyers. Further, please disclose the reason or reasons that Merrill Lynch sent letters to only four parties even though it contacted eight potential buyers initially.

Mr. H. Christopher Owings
September 4, 2007

Response

Please see the Preliminary Information Statement section titled “The Merger—Background”, beginning on page 3, which has been amended and restated in its entirety in accordance with the changes set forth in Annex A attached hereto, including to reflect Samsonite’s response to comment number 3 above.

4. We note that you received three preliminary bids for the acquisition and with the assistance of Merrill Lynch you selected two of the bidders to proceed to the second phase of the auction process. Based upon this disclosure, it appears that your discussions with these three bidders went beyond the preliminary inquiry stage. Therefore, please disclose the amount of all bids and, if any of the bids were greater than the bid proposed by CVC at that time, identify the bidder.

Response

Please see the Preliminary Information Statement section titled “The Merger—Background”, beginning on page 3, which has been amended and restated in its entirety in accordance with the changes set forth in Annex A attached hereto, including to reflect Samsonite’s response to comment number 4 above.

5. Further, you state that the decision to select only two of the bidders was based upon “several factors, including the price ranges reflected in their respective preliminary indications of interest, their ability to fund and close a transaction and the level of interest expressed by them.” Please revise to elaborate upon the key terms of bids provided to you by the three bidders and why the third, unaccepted bid was rejected at this juncture.

Response

Please see the Preliminary Information Statement section titled “The Merger—Background”, beginning on page 3, which has been amended and restated in its entirety in accordance with the changes set forth in Annex A attached hereto, including to reflect Samsonite’s response to comment number 5 above.

6. In this regard, in the last paragraph on page 4, you state that “CVC’s proposal appeared superior to that of the other bidder in terms of price, timing and risk.” Please discuss the benefits and risks associated with the bid of the alternative bidder and indicate why this alternative was deemed inferior to Cameron Acquisition Corporation’s bid.

Mr. H. Christopher Owings
September 4, 2007

Response

Please see the Preliminary Information Statement section titled “The Merger—Background”, beginning on page 3, which has been amended and restated in its entirety in accordance with the changes set forth in Annex A attached hereto, including to reflect Samsonite’s response to comment number 6 above.

Reasons for the Merger, page 6

7. We note the factors you have provided here, however, it is not clear in each instance how these factors supported your decision to recommend the transaction. For example, indicating that you considered “Cameron’s ability to fund the merger consideration and to close the transaction…” without disclosing how this factor assisted you in recommending the transaction is insufficient. Please revise to disclose the risk and benefit of each factor as it relates to your prospects as an independent entity and why you deemed each alternative inferior to the present transaction.

Response

Please see the Preliminary Information Statement section titled “The Merger—Reasons for the Merger”, beginning on page 6, which has been amended and restated in its entirety in accordance with the changes set forth in Annex A attached hereto, including to reflect Samsonite’s response to comment number 7 above.

Opinion of Samsonite’s Financial Advisor,  page 8

8. We note your indication that Samsonite also retained Goldman Sachs to provide financial advisory services. Here or in an appropriate place in your information statement please revise your discussion to elaborate upon the services that were provided by Goldman Sachs.

Response

Goldman Sachs assisted Merrill Lynch in the preliminary stages of the auction process. Please see the Preliminary Information Statement section titled “The Merger—Background”, beginning on page 3, which has been amended and restated in its entirety in accordance with the changes set forth in Annex A attached hereto, including to reflect Samsonite’s response to comment number 8 above.

9. We note your disclosure in the first paragraph on page 9 of the information statement and your disclosure in the last paragraph on page C-2 of Annex C that Merrill Lynch’s “opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the company, Cameron Acquisitions Corporation, or any other party.” We note this limitation on reliance by shareholders. Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted or corrected. Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion. Describe any applicable legal authority addressing the availability of such a potential defense. In the absence of any applicable legal authority, disclose that a court will resolve the availability of such a defense. Also disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors of Samsonite under applicable laws. Further, disclose that the availability of such a legal defense to Merrill Lynch would have no effect on the rights and responsibilities of the company's board of directors under the federal securities laws.

Mr. H. Christopher Owings
September 4, 2007

Response

In response to comment number 9 above, the disclosure in the Preliminary Information Statement has been revised by deleting the statement that Merrill Lynch’s “opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the company, Cameron Acquisitions Corporation, or any other party” from the first paragraph on page 9 of the Preliminary Information Statement. In addition, Merrill Lynch has removed the corresponding disclosure from its written opinion that is attached as Annex C to the Preliminary Information Statement. Attached as Annex C to this letter is a copy of the revised opinion.

*           *           *           *           *

In connection with responding to the Comment Letter, attached as Annex D is a letter signed by Samsonite, acknowledging that:

•	Samsonite is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Samsonite may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please note that Annexes B, C and D will accompany the email and hand delivery formats of this letter only.

Mr. H. Christopher Owings
September 4, 2007

We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have additional comments, please feel free to contact me at 212 735 2918 or my colleague, Michal Berkner, at +44 (0)207 519 7074.

Very truly yours,

/s/ Gregory Fernicola

Gregory Fernicola

cc:   Marcello Bottoli, Samsonite Corporation
        Deborah Rasin, Samsonite Corporation
        Scott Simpson, Skadden Arps
        Richard Grossman, Skadden Arps

Annex A

The Merger

Background

In early 2006, Samsonite began exploring the possibility of an SEC-registered global equity offering and listing on the London Stock Exchange.  The company retained Goldman Sachs and Merrill Lynch, as its lead underwriters and financial advisors, and Skadden, Arps, Slate, Meagher & Flom LLP, as its legal advisors, in connection with that offering process.  The company worked on the offering and listing with its financial and legal advisors for several months during 2006 and 2007.  In June 2007, the company launched the offering and commenced marketing of the stock in Europe.

On May 23, 2007, Bain Capital (Europe) L.P., which we refer to as Bain, one of the principal stockholders, received a letter from a leading private equity firm, expressing a firm interest in a possible acquisition of the company.  In the days following the receipt of this letter, in response to press commentary concerning the company’s forthcoming global equity offering and press speculation regarding the private equity firm’s interest, several other private equity groups, including CVC, approached Bain directly, or via our financial advisors, and also expressed an interest in acquiring the company.  Following the receipt of these expressions of interest, Ferdinando Grimaldi and Melissa Bethell of Bain, Tony Ressler and Jeff Schwartz of Ares Management LLC, which we refer to as Ares, and Lee Sienna and Josef Prosperi of Ontario Teachers' Pension Plan Board, representing the principal stockholders, discussed the potential sale of the company with representatives of Merrill Lynch.  Ms. Bethell consulted separately with Goldman Sachs regarding these expressions of interest.  Ms. Bethell informed the independent members of the board of directors of these contacts and kept Marcello Bottoli, President and Chief Executive Officer of the company updated as to these approaches and related developments.  At these discussions the parties concluded that a sale of the company may be the best alternative reasonably available to the company and that it would be in the best interests of our stockholders to explore strategic alternatives.  It was decided to initiate a dual track process of continuing with the global equity offering alongside an auction process.  Our financial advisors, Merrill Lynch and Goldman Sachs, were directed by Ms. Bethell, representing the principal stockholders, to prepare a list of potential buyers of the company based on their assessment of such parties’ interest in and ability to purchase the company and prior expressions of interest from some of the potential buyers.  Our financial advisors reviewed the list with Ms. Bethell, Mr. Schwartz and Mr. Prosperi.  Ms. Bethell, on behalf of the principal stockholders, and as advised by Mr. Bottoli, then authorized Merrill Lynch to contact eight potential buyers, including a strategic buyer and private equity firms, to solicit their possible interest in a transaction.  Ms. Bethell, Mr. Bottoli and our financial advisors agreed that only a limited number of potentially serious buyers should be contacted given the possible disruptive effect of an auction process on the company and the demands on the time of senior management given that the company would be proceeding concurrently with an auction process and the preparations for and marketing of the global equity offering and the listing on the London Stock Exchange.

During the week of May 28, 2007, Merrill Lynch contacted potential buyers by telephone on behalf of the company to determine possible interest in an acquisition of the company.  On May 29 and 30, 2007, Ms. Bethell, on behalf of the principal stockholders, Mr. Bottoli and Merrill Lynch discussed the reactions of the potential buyers contacted and collectively determined that only four of the eight potential buyers that were contacted demonstrated a serious level of interest in a transaction and were prepared to participate in an auction process on an expedited basis to align the auction with the timetable for the global equity offering.  Accordingly, on May 31, 2007, Merrill Lynch sent letters on our behalf to four interested parties to solicit the submission of preliminary indications of interest by June 13, 2007.  The four parties were also sent confidentiality agreements in order to permit them to receive confidential information about the company.  On June 2, 2007, Ms. Bethell, along with a representative of Merrill Lynch, updated the independent members of the board of directors and Deborah Rasin, Vice President—Legal, General Counsel of the company, on the auction process and obtained permission to provide the bidders with confidential information about the company.  During the weeks of June 4 and June 11, 2007, these four interested parties were provided with access to a virtual data room that contained documents and information about the company, and they had access to Merrill Lynch and KPMG to ask questions about the company prior to submission of their preliminary indications of interest.

On June 13, 2007, Merrill Lynch received on our behalf three preliminary bids to acquire the company.  The fourth potential buyer that was sent a bid process letter by Merrill Lynch on May 31, 2007, did not submit a bid and did not participate further in the auction process.  Merrill Lynch reviewed the three bids received with Ms. Bethell, Mr. Schwartz and Mr. Prosperi, representing the principal stockholders.  On June 13, 2007, Merrill Lynch contacted the bidder who had submitted the lowest bid to encourage this bidder to raise its bid.  As the bidder confirmed to Merrill Lynch that they were not willing to increase their bid, the representatives of the principal stockholders, together with Merrill Lynch, determined that this bidder should not participate in the next phase of the auction.  By contrast, the other two preliminary bids received by Merrill Lynch on behalf of the company reflected higher valuations of the company, were all cash and indicated an ability to secure funding for the transaction and a commitment to closing a transaction on an expedited timetable.  We therefore proceeded to the second phase of the auction process with the other two bidders, which included CVC.  The principal stockholders and our senior management updated our board on the status of our exploration of strategic alternatives during this period.  During the week of June 18, 2007, each of the remaining two bidders met with Mr. Bottoli, Mr. Wiley, Chief Financial Officer, Treasurer and Secretary, Ms. Rasin and Ms. Merefield, Director of Investor Relations and Strategic Planning of the company, a representative of Merrill Lynch and Kristian Wettling of Bain, representing the principal stockholders, received formal management presentations, participated in question and answer sessions, including with our general counsel, legal advisors and our internal tax expert, and gained a further understanding of our business.

On June 23, 2007, Merrill Lynch sent a second process letter on our behalf to the two remaining bidders, soliciting the submission of final bids by July 2, 2007.  The second process letter was preceded on June 15, 2007 by a proposed draft merger agreement and draft voting agreement.

On July 2, 2007, we received final indications of interest from both bidders, including markups of the merger agreement and voting agreement.  Both indications of interest were for a cash merger with the company, subject to a deadline that all relevant agreements be executed by July 4.  The CVC bid was at a higher price per share than the other bid and the CVC markup of the merger agreement indicated CVC’s commitment to executing a definitive merger agreement on an expedited basis.  On the evening of July 2 and the morning of July 3, Ms. Bethell, Mr. Schwartz and Mr. Prosperi, representing the principal stockholders, reviewed the two indications of interest with Merrill Lynch and our legal advisors.  Following these discussions, Merrill Lynch had further conversations with each of the bidders to clarify various aspects of their proposals, including price, financing contingencies, due diligence requirements and required timing.  We decided to proceed with discussions with both parties until we obtained their last and final proposals.

On July 3, 2007, following several discussions between representatives of CVC and Merrill Lynch, Mr. Nicholas Clarry, on behalf of CVC and with the approval of CVC's investment committee, increased CVC's offer to acquire the company to $1.49 per share.  This was the highest per share cash offer price received by the company from any of the bidders during the entire auction process.  CVC proposed a transaction structure pursuant to which, simultaneously with the execution of a merger agreement with CVC, the principal stockholders would cause the record holders of their shares of our common stock to execute written consents in accordance with Section 228 of the DGCL adopting the merger agreement.  Because the principal stockholders beneficially own shares of common stock representing approximately 85% of the outstanding common stock entitled to vote on the adoption of a merger agreement, the proposed action by written consent would be sufficient to adopt the merger agreement with CVC without any further action by any other Samsonite stockholder.

On July 4, 2007, our board met telephonically to discuss the process and ongoing developments with our management and advisors and consider resolutions approving a transaction.  Ms. Bethell, Mr. Schwartz and Mr. Prosperi, representing the principal stockholders, together with representatives of Merrill Lynch, reported to the board on their discussions with the two interested parties that submitted final bids.  Ms. Bethell of Bain and Merrill Lynch presented to our board a summary of the entire auction process that had been conducted and the identity of, and price range offered by, the bidders remaining in the process.  Merrill Lynch noted, among other things, that CVC submitted the bid with the highest per share price, that the CVC bid did not contain a financing contingency and that an agreement could be signed with CVC in the near term.  Skadden Arps, our legal advisors, also reviewed with our board the CVC merger agreement in detail and legal standards applicable to the board's decision-making process.  In addition, Merrill Lynch reviewed the methodologies and analyses which it used to evaluate the fairness of the merger consideration offered under CVC's proposal from a financial point of view to the holders of shares of Samsonite common stock.  Merrill Lynch rendered its oral opinion to our board of directors, which opinion was confirmed in writing on July 5, 2007, that, as of such dates and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the merger consideration contemplated to be received by the holders of shares of Samsonite common stock pursuant to the merger was fair from a financial point of view to such holders.  Following these reviews and further discussion and deliberation, the board's judgment was that, subject to resolution of certain issues, CVC's proposal appeared superior to that of the other bidder in terms of price, the expected time required to complete the negotiations based upon the revisions proposed by CVC to the draft merger agreement submitted with our bid request letter and our assessment of our ability to complete a transaction with CVC in a timely manner.  By contrast, the value of the bid submitted by the other bidder was lower than the CVC bid, and the revisions to the draft merger agreement proposed by the other bidder indicated a potentially lengthier negotiation process and a greater risk that we would be unable to reach a final agreement with the bidder on a timely basis.  Based on these considerations, our board concluded that it would be in the best interests of our stockholders for the company to accept the CVC offer and directed management and our advisors to try to finalize a merger agreement with CVC.  The board unanimously approved the resolutions approving a merger agreement with CVC, the merger and the other transactions contemplated by the merger agreement.

Commencing on July 4, 2007, promptly following the telephonic board meeting and continuing through July 5, our legal advisors met with the legal advisors of CVC and engaged in negotiations of the merger agreement, the voting agreement and written consent and related agreements.  Mr. Bottoli and Ms. Rasin of our senior management and Ms. Bethell, Mr. Schwartz and Mr. Prosperi, representing the principal stockholders, also participated telephonically in part of these negotiations.  On July 5, 2007, Merrill Lynch rendered its written opinion to our board of directors that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the consideration to be received by the holders of shares of Samsonite common stock pursuant to the merger was fair from a financial point of view to such holders.  Also on July 5, 2007, Cameron, Merger Sub and Samsonite finalized, executed and delivered the merger agreement, and Cameron and the principal stockholders finalized, executed and delivered the voting agreement and written consent.  CVC and the company issued a joint press release on July 5, 2007, announcing the transaction.

*           *           *           *           *

Reasons for the Merger

In reaching its determinations, approvals and recommendations referred to above, our board of directors consulted with management and its legal and financial advisors and considered a number of factors, including, among others, the following factors, each of which, in the view of our board of directors, supported such determinations, approvals and recommendations:

•	the merger consideration to be paid in the merger represents a significant premium over historical trading prices for our common stock;

•	the merger consideration will be paid in cash;

•	Cameron's obligation to complete the merger is not subject to any financing contingencies;

•	the board's view of Cameron's ability to fund the merger consideration and to close the transaction;

•
the oral opinion of Merrill Lynch rendered on July 4, 2007, which opinion was confirmed in writing on July 5, 2007, that, as of such dates and subject to the assumptions, qualifications and limitations set forth in its written opinion, the consideration to be received by the holders of shares of our common stock pursuant to the merger was fair from a financial point of view to such holders, and the financial analyses performed by Merrill Lynch in connection with the rendering of its opinion;

•
a comparison of the merger consideration and the other terms and conditions of the proposed merger agreement with Cameron and the proposals provided by other interested parties and the initial public offering alternative, and the risks and uncertainties associated with the other alternatives, as described in more detail below;

•	management's view of the financial condition, operations and businesses of the company, and the company's prospects if it were to remain independent;

•	management's view of the liquidity of the market for the company's common stock;

•
the results of the thorough process conducted by Samsonite and its advisors for evaluating our strategic alternatives, including the initial public offering, and reviewing proposals submitted by interested parties and our efforts to make certain that all reasonable alternatives and likely acquisition candidates were pursued;

•	management's view that it is unlikely that any other party would propose to enter into a transaction more favorable to the company and its stockholders;

•	management's view of the likelihood of obtaining regulatory approval for the merger;

•	the merger agreement containing only customary conditions to the completion of the merger, which increases the likelihood that the merger will be completed; and

•	the principal stockholders, together owning approximately 85% of the company's outstanding common stock, informing the board that they were in favor of the merger.

The board also considered potential adverse consequences of the merger and the merger agreement, including:

•
the fact that the merger consideration is fixed, and therefore, that the company's stockholders will not share in any benefits of improved results of operations or prospects of the company following the date the merger agreement was executed;

•
the risk that the merger might not be completed and the potential adverse effects of the failure to complete the merger on the company, including the diversion of management resources from other strategic opportunities, such as the global equity offering and listing, and operational matters, the restrictions in the merger agreement on the operation of our business, the transaction costs of the proposed merger and the risk that, as a result of the announcement of the merger, the company's existing relationships with its employees, vendors and suppliers could be impaired;

•	the fact that gains from an all cash transaction would be taxable to the company's stockholders for U.S. federal income tax purposes;

•
the restrictions on the ability of the company to solicit offers for alternative business combination transactions and the inability of our board of directors to terminate the merger agreement and pay the termination fee if the company receives an offer whose terms are superior to the terms of the merger after August 2, 2007; and

•
certain officers and directors of the company have interests in the merger that may conflict with the interests of the company and its stockholders as described under "The Merger—Interests of Directors and Executive Officers in the Merger" beginning on page 21.

Our board concluded that a merger is the best alternative reasonably available to the company in light of the business, operational and financial risks associated with operating on a standalone basis in our market.  In addition to the above, the board also considered the increasing challenges faced by the company as an independent company pursuing organic growth and/or growth through acquisitions of other companies, including:

•
the risk that members of our management team and key employees would terminate their employment with us and seek alternative employment with companies with higher growth rates and better potential financial returns, employment terms and career opportunities and the risk that we may fail to attract and retain key and qualified personnel;

•
the significant ongoing and increasing costs, distractions, disadvantages and risks of remaining a public company significantly outweighing any potential perceived benefits, particularly in view of the regulatory, corporate governance, accounting and public disclosure requirements precipitated by the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission Public Company Accounting Oversight Board; and

•	other risks inherent to our company and industry, including:

o	the company's leveraged capital structure that could adversely affect our financial health and if interest rates rise, resulting in higher borrowing costs and a decline in operating results;
o	our business being adversely affected by events that negatively affect travel levels;
o	our business being exposed to a downturn in the economy that may affect consumer purchases of our products, which could adversely affect our sales;
o	our sales being adversely affected by our potential inability to respond to changes in consumer demands and market trends;
o	our ability to continue our sales growth being dependent upon the further implementation of our growth strategies, which we may not be able to sustain;
o	our retail strategy's reliance upon our ability to lease quality locations at competitive prices;
o	the manufacture of some of our product lines under licensed trademarks and any failure to retain or renew such licenses on acceptable terms may have an adverse effect on our business;
o	the potential adverse effect of a failure to maintain the stature of our brands or a positive image of our company on our operating results and financial condition;
o
our potential inability to realize the cost-saving benefits associated with the use of overseas third party vendors, as well as the potential inability of our vendors to deliver products in a timely cost-effective manner or to meet our quality standards;

o	our dependence on our trademarks and patents, and the potential for counterfeit reproduction of our products;
o	the highly fragmented nature of the luggage market and the on-going competition from many smaller competitors;
o	the significant influence our principal stockholders have historically exercised over us and, and the significant rights they would retain following completion of a global offering;
o	the potential adverse effect on the business of our subsidiaries with international operations due to international business risks and fluctuations in currency exchange and translation rates; and
o	the potentially adverse effect on our liquidity of our under funded and unfunded U.S. pensions and post-retirement obligations.

The board also considered the particular risks associated with the alternative of the company completing an SEC-registered initial public global equity offering and listing on the London Stock Exchange, which the company was in the process of exploring prior to entering into the merger agreement with Cameron, including:

•
the attractive valuation of the company delivered through the merger as compared to the indicative valuation of the pricing of our shares in the global equity offering that the company received from its lead underwriters, Merrill Lynch and Goldman Sachs, and through investor feedback after the first two weeks of the global equity offering roadshow;

•
the possibility that an active trading market for our shares does not develop and, as a result, the price of our common stock may suffer and may decline below the initial public offer price, making it difficult for investors to sell their shares;

•	that the trading price of our common stock could be extremely volatile; and

•	future sales or issuances of our common stock could adversely affect the trading price of our shares.

Although the foregoing discussion sets forth the material factors considered by our board of directors in reaching its recommendation, it may not include all of the factors considered by our board of directors, and each director may have considered different factors. In view of the wide variety of factors considered in connection with its evaluation of the merger agreement and the merger, the board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching the determinations.

The foregoing discussion of the information and factors considered and given weight by the board of directors is not intended to be exhaustive but is believed to include all material factors considered by the board of directors.

OUR BOARD OF DIRECTORS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, AND RECOMMENDED THAT OUR STOCKHOLDERS ADOPT AND APPROVE THE MERGER AGREEMENT AND APPROVE THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.